Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                January 26, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange
Commission 100 F Street, N.E.
Washington, D.C. 20549

      Re:   AllianceBernstein Global Bond Fund
            Post-Effective Amendment No. 39
            File Nos. 33-45328 and 811-06554

Dear Ms. Stirling:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Global Bond Fund (the "Fund"), as provided orally to Young Seo of this office on December 23, 2009. The Staff's comments and our responses are discussed below.

Comment 1:  Fees and Expenses of the Fund: The caption, "Net Expenses," in the Annual Fund Operating Expenses table should state "Total Annual Fund Operating Expenses After Waiver and/or Expense Reimbursement.

Response:   We have revised the disclosure in response to this comment.

Comment 2:  Fees and Expenses of the Fund: Footnote (a) to the Annual Fund
            Operating Expenses table should include a description of who can terminate the fee waiver arrangement and under what circumstances.

Response:   We have revised the disclosure in response to this comment.

Comment 3:  Fees and Expenses of the Fund: Footnote (c) to the Examples table should be deleted because it is not required by Form N-1A, although it could be briefly incorporated into the introductory paragraph.

Response:   We have revised the disclosure in response to this comment.

Comment 4:  Principal  Strategies:  Include  a  disclosure  regarding  how the
            Fund determines whether a company is a "foreign" company and how the Fund defines a "non-U.S." company. Examples of such criteria would be whether a company is listed on a foreign exchange or whether more than 50% of the company's income is from a foreign source.

Response:   We have revised the disclosure in response to this comment.

Comment 5:  Principal  Strategies:  The Principal  Strategies  section  should include a disclosure regarding how individual securities are selected for purchase and sale.

Response:   We have revised the disclosure in response to this comment.

Comment 6:  Principal Risks: Given that the Fund may invest up to 25% of its net assets in below investment grade bonds, the last sentence of Credit Risk disclosure, "[i]nvestments in fixed-income securities with lower ratings tend to have a higher probability that an issuer will default or fail to meet its payment obligations", should be broken out and a separate risk disclosure regarding junk bonds should be included.

Response:   We have revised the disclosure in response to this comment.

Comment 7:  Principal Risks: The description of "Diversification Risk" should include disclosure that a downturn of one security would have a greater effect on the Fund as a whole because the Fund invests more assets in a smaller number of issuers.

Response:   We have revised the disclosure in response to this comment.

                                    * * *

     We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                          Sincerely,

                                          /s/ Young Seo
                                          -------------
                                          Young Seo




cc:   Andrew L. Gangolf, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.



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